COVER LETTER

Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

June 8, 2010

Securities and Exchange Commission
Office of Document Control
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:         Protect Pharmaceutical Corporation
Registration Statement
Form 10

To Whom It May Concern:

`Please find herewith transmitted by EDGAR, the Form 10 registration statement pursuant to the Securities Exchange Act of 1934 filed on behalf of Protect Pharmaceutical Corporation, a smaller reporting company.

Please direct all correspondences concerning this filing and Protect Pharmaceutical Corporation to this office.

Yours truly,

Leonard E. Neilson

:ae
Attachments